                                             ARMA SERVICES, INC.

7260 W. Azure Dr.             Suite 140-928
Las Vegas, NV 89130

July 21, 2016

Pamela Long, Assistant Director

U.S. Securities and Exchange Commission Washington, D.C. 20549

Re: Arma Services, Inc.;

Withdrawal of Request for Accelerated Effectiveness

File No. 333-202398

  Dear Ms. Long:

Pursuant to a telephone conversation with our S.E.C. examiner, Frank Pigott, we are hereby requesting withdrawal of our request for accelerated effectiveness dated July 21, 2016.

We are requesting immediate withdrawal to permit our response to Mr. Pigott’s verbal comments and to allow the S.E.C. to review our amended S-1.

Should you have any questions please do not hesitate to call us at 941-723-7564.

Sincerely,

/s/ Sergey Gandin

Sergey Gandin, President